Donn A. Beloff

Tel. 954.765.0500

Fax. 954.765.1477

beloffd@gtlaw.com

September 1, 2005

VIA EDGAR

Daniel F. Duchovny

Attorney-Adviser, Office of Mergers & Acquisitions

Christina Chalk, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re: nStor Technologies, Inc.

       Schedule 14D-9/A filed August 23, 2005

       File No. 005-32709

Dear Mr. Duchovny and Ms. Chalk:

On behalf of nStor Technologies, Inc. (the “Company”) and in response to your letter dated August 30, 2005 (the “Comment Letter”), filed herewith is Amendment No. 2 (“Amendment No. 2”) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2005 (the “Schedule 14D-9”), as amended by Schedule 14D-9/A filed with the Commission on August 23, 2005 (the “Schedule 14D-9/A”) . The Schedule 14D-9 was filed in response to the Schedule TO-T filed by Normandy Acquisition Corporation (“Purchaser”) and Xyratex Ltd. (“Parent”) with the Commission on August 5, 2005, as amended by Schedule TO-T/A filed with the Commission on August 23, 2005.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

Schedule 14D-9/A

The Solicitation or Recommendation – Background, page 5

1.      We note your response to comment 2. Please disclose in the Schedule 14D-9, as amended, that you provided certain non-public revenue projections to Xyratex in the course of the negotiations leading up to this transaction.

Greenberg Traurig, P.A. | Attorneys at Law | 401 East Las Olas Boulevard, Suite 2000 | Ft. Lauderdale, Florida 33301 | Tel. 954.765.0500 | Fax 954.765.1477

ALBANY

AMSTERDAM

ATLANTA

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

LOS ANGELES

MIAMI

NEW JERSEY

NEW YORK

ORANGE COUNTY, CA.

ORLANDO

SILICON VALLEY

PHILADELPHIA

PHOENIX

TALLAHASSEE

TYSONS CORNER

WASHINGTON, D.C.

WEST PALM BEACH

ZURICH

www.gtlaw.com

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

September 1, 2005

Response: In response to the Staff’s comment, we have revised the disclosure in Schedule 14D-9/A as requested.

2.	Please disclose the substance of your response to comment 8.

Response: In response to the Staff’s comment, we have revised the disclosure in Schedule 14D-9/A as requested.

The Solicitation or Recommendation – Reasons for the Recommendation, page 7

3.	Please disclose the substance of your responses to comments 10 and 12.

Response: In response to the Staff’s comment, we have revised the disclosure in Schedule 14D-9/A to provide the substance of our response to Comment 10, as requested. Additionally, we have revised the disclosure in Schedule 14D-9/A to provide the substance of our response to Comment 12, to the extent that such response was not substantively disclosed in numbered Items 1 and 5 of the section entitled “The Solicitation or Recommendation—Reasons for the Recommendation”.

Opinion of Financial Advisor

Valuation Overview, page 11

4.	We note your response to comment 14. We reissue our request that you clarify the scope of the fairness advisor’s engagement in the Schedule 14D-9, and how nStor’s “underlying value” (on a per share basis) differs from the fair value of its shares. Also, please disclose the substance of your response in the amended Schedule 14D-9.

Response: Capitalink has provided the Company with a revised opinion, dated as of July 26, 2005, that deletes the sentence referencing the Company’s “underlying value”. The revised opinion has been filed as Exhibit (e)(9) to the Schedule 14D-9/A.

Comparable Company Analysis, page 13

5.	We reissue a portion of comment 17. Please disclose the data underlying the results of this analysis and that for the Comparable Transaction Analysis.

Response: In response to the Staff’s comment, we have revised the disclosure in Schedule 14D-9/A as requested.

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Greenberg Traurig, PA

Daniel F. Duchovny

Christina Chalk, Esq.

Division of Corporation Finance

September 1, 2005

If you should need any additional information, please call the undersigned at (954) 768-8283. Thank you for your attention to this matter.

Very truly yours,

/S/ Donn A. Beloff

Donn A. Beloff

Greenberg Traurig, PA